Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2018 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - October 31, 2018) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and nine months ended September 30, 2018.
Results for the three months ended September 30, 2018 and 2017
For the three months ended September 30, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $64.9 million, or $0.21 basic and diluted loss per share, which excludes from the net loss (i) a $0.9 million loss recorded on the Company's exchange of $15.0 million of its convertible notes (as described below), and (ii) a $5.9 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $6.8 million, or $0.02 per basic and diluted share. For the three months ended September 30, 2018, the Company had a net loss of $71.7 million, or $0.23 basic and diluted loss per share.
For the three months ended September 30, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $34.0 million, or $0.15 basic and diluted loss per share, which excludes from the net loss (i) $2.3 million of transaction costs related to the merger with Navig8 Product Tankers Inc ("NPTI"), and (ii) a $0.6 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $2.9 million, or $0.01 basic and diluted loss per share. For the three months ended September 30, 2017, the Company had a net loss of $36.9 million, or $0.16 basic and diluted loss per share.
Results for the nine months ended September 30, 2018 and 2017
For the nine months ended September 30, 2018, the Company's adjusted net loss was $141.3 million (see Non-IFRS Measures section below), or $0.46 basic and diluted loss per share, which excludes from the net loss (i) an aggregate loss of $17.8 million recorded on the Company's exchange of $203.5 million of its convertible notes (as described below), (ii) a $12.9 million write-off of deferred financing fees, and (iii) $0.3 million of transaction costs related to the merger with NPTI. The adjustments resulted in an aggregate reduction of the Company's net loss by $31.1 million or $0.10 per basic and diluted share.  For the nine months ended September 30, 2018, the Company had a net loss of $172.4 million, or $0.56 basic and diluted loss per share.
For the nine months ended September 30, 2017, the Company's adjusted net loss was $62.5 million (see Non-IFRS Measures section below), or $0.33 basic and diluted loss per share, which excludes from the net loss (i) a $23.3 million loss on sales of vessels, (ii) $34.8 million of transaction costs related to the merger with NPTI, (iii) a $5.4 million gain recorded on the purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $1.5 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company's net loss by $54.2 million, or $0.28 per basic and diluted share.  For the nine months ended September 30, 2017, the Company had a net loss of $116.7 million, or $0.61 basic and diluted loss per share.

Declaration of Dividend
On October 30, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 13, 2018 to all shareholders of record as of December 5, 2018 (the record date). As of October 30, 2018, there were 515,893,564 shares outstanding.
Summary of Other Recent and Third Quarter Significant Events

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Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the fourth quarter of 2018 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $13,000 per day for 45% of the days.

•	For the LR1s in the pool: approximately $12,750 per day for 46% of the days.

•	For the MRs in the pool: approximately $12,000 per day for 46% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $11,000 per day for 42% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the third quarter of 2018:

•	For the LR2s in the pool: $12,160 per revenue day.

•	For the LR1s in the pool: $8,335 per revenue day.

•	For the MRs in the pool: $9,494 per revenue day.

•	For the ice-class 1A and 1B Handymaxes in the pool: $8,852 per revenue day.

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From June 2018 through October 2018, the Company closed on agreements to refinance a total of 41 of its vessels through a series of bank loans and lease financing arrangements raising $321.7 million in aggregate of new liquidity, after the repayment of the existing secured debt related to these vessels. These agreements are described below.

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In September and October 2018, the Company entered into an agreement to retrofit 23 of its LR2s with Exhaust Gas Cleaning Systems (“Scrubbers”), and agreed letters of intent (which are subject to the execution of definitive documentation) with suppliers, engineering firms, and ship repair facilities to cover the purchase and installation of Scrubbers on substantially all of its remaining owned and financed leased LR2, LR1, and MR tanker vessels (approximately 67 vessels) between the second quarter of 2019 and the second quarter of 2020. The Scrubbers and their installation are expected to cost between $1.5 and $2.2 million per vessel, and the Company anticipates that between 60-70% of these costs will be financed.

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In October 2018, the Company raised estimated net proceeds of $319.7 million in an underwritten public offering of 182.2 million shares of common stock (including 20.0 million shares of common stock issued when the underwriters partially exercised their overallotment option to purchase additional shares) at a public offering price of $1.85 per share. Scorpio Bulkers Inc., or SALT, and Scorpio Services Holding Limited, or SSH, each a related party, purchased 54.1 million common shares and 5.4 million common shares, respectively, at the public offering price.

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In September 2018, the Company entered into an agreement with its commercial manager, Scorpio Commercial Management S.A.M., or SCM, whereby SCM will reimburse certain of the commissions that SCM charges the Company's vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

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In September 2018, the Company entered into agreements with certain of its lenders who are party to credit facilities with the Company, to permanently remove the minimum interest coverage ratio financial covenant from the terms of each facility. As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.

•	In September 2018, the Company paid a quarterly cash dividend with respect to the second quarter of 2018 on the Company's common stock of $0.01 per share.

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In July 2018, the Company exchanged $15.0 million in aggregate principal amount of its Convertible Senior Notes due 2019 (the "Convertible Notes due 2019") for $15.0 million in aggregate principal amount of its Convertible Senior Notes due 2022 (the "Convertible Notes due 2022").

Refinancing Initiatives
The table and discussion set forth below summarizes the Company’s previously announced refinancing initiatives, all of which have closed as of the date of this press release.

			In thousands of U.S. dollars
	Agreement	Closing date	Facility amount	Existing debt repayment	New liquidity	Number of vessels refinanced
1	ABN AMRO/SEB Credit Facility	Q2 2018	$120,575	$87,575	$33,000	Five
2	$88.0 Million Sale and Leaseback	Q3 2018	88,000	57,408	30,592	Four
3	ING Credit Facility Upsize	Q3 2018	38,675	26,854	11,821	Two
4	$35.7 Million Term Loan Facility	Q3 2018	35,658	26,450	9,208	Two
5	China Huarong Shipping Sale and Leaseback	Q3 2018	144,000	92,729	51,271	Six
6	AVIC International Sale and Leaseback	Q3 2018	145,000	100,056	44,944	Five
7	2018 CMB Sale and Leaseback	Q3 2018	141,600	87,491	54,109	Six
8	$116.0 Million Sale and Leaseback	Q3 2018	116,000	73,020	42,980	Four
9	$157.5 Million Sale and Leaseback	Q4 2018	157,500	113,701	43,799	Seven
			$987,008	$665,284	$321,724	41 vessels
ABN AMRO/SEB Credit Facility
In June 2018, the Company executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for $120.6 million. This loan was fully drawn in June 2018, and the proceeds were used to refinance the existing indebtedness of $87.6 million on the K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.60% per annum. The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity. The terms and conditions, including financial covenants, of the ABN AMRO/SEB Credit Facility are similar to those in the Company’s existing credit facilities.
$88.0 Million Sale and Leaseback
In July 2018, the Company reached an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to an international financial institution. The borrowing amounts under the arrangement were $21.2 million per Handymax and $22.8 million per MR ($88.0 million in aggregate), and these agreements, which have been accounted for as financing arrangements, closed in September 2018. The proceeds were utilized to repay $14.8 million of the outstanding indebtedness on the DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness on the K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness on the 2016 Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.
ING Credit Facility Upsize
In June 2018, the Company executed an agreement to upsize its $132.5 million credit facility with ING Bank N.V. to $171.2 million. In September 2018, the Company drew down $38.7 million from this facility and placed STI Rotherhithe and STI Notting Hill as collateral under this agreement. The proceeds were used to refinance the existing indebtedness of $26.9 million on the Company’s K-Sure Credit Facility relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill).
The upsized portion of the loan facility has a final maturity of June 2022 and bears interest at LIBOR plus a margin of 2.40% per annum.  The loan will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.  The remaining terms and conditions of the upsized portion, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
$35.7 Million Term Loan Facility
In June 2018, the Company executed an agreement with a leading European financial institution for a term loan facility of $35.7 million. The loan facility was drawn in August 2018 and the proceeds were used to repay $26.5 million of the existing indebtedness on the BNP Paribas Credit Facility related to two MR product tankers (STI Memphis and STI Soho).
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.50% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
China Huarong Shipping Sale and Leaseback
In May 2018, the Company reached an agreement to sell and leaseback six 2014 built MR product tankers (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement was $144.0 million in aggregate. These agreements, which have been accounted for as financing arrangements, closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under the 2016 Credit Facility.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.
AVIC International Sale and Leaseback
In July 2018, the Company executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These agreements, which have been accounted for as financing arrangements, closed in August and September 2018, and the proceeds were utilized to repay $32.7 million of the outstanding indebtedness on the NIBC Credit Facility, $13.0 million of the outstanding indebtedness on the K-Sure Credit Facility, $28.3 million of the outstanding indebtedness on the Scotiabank Credit Facility, and $26.1 million of the outstanding indebtedness on the Credit Suisse Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.
2018 CMB Sale and Leaseback
In July 2018, the Company executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement was $141.6 million in aggregate, and these agreements, which have been accounted for as financing arrangements, closed in August 2018. The proceeds were utilized to repay $33.5 million of the outstanding indebtedness on the DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness on the K-Sure Credit Facility, and $14.4 million of the outstanding indebtedness on the BNP Paribas Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.

$116.0 Million Sale and Leaseback
In June 2018,the Company reached an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The borrowing amounts under the arrangement were $24.0 million per MR and $34.0 million per LR2 ($116.0 million in aggregate), and these agreements, which have been accounted for as financing arrangements, closed in August 2018. The proceeds were utilized to repay $26.5 million of the outstanding indebtedness on the Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness on the K-Sure Credit Facility for these vessels.
Under the terms of these agreements, the Company will make a fixed payment, which includes principal and interest, for seven years at $7,935 per day for each MR and $11,040 per day for each LR2. In addition, the Company has purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement. We are subject to certain additional terms and conditions under this arrangement, which are similar to those set forth in our existing lease financing arrangements.
$157.5 Million Sale and Leaseback
In July 2018, the Company agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these agreements, which will be accounted for as financing arrangements, closed in October 2018. In September 2018, the Company repaid the outstanding indebtedness for two vessels consisting of $14.2 million on the HSH Credit Facility and $13.6 million on the K-Sure Credit Facility, in advance of the October closing of these transactions. Upon closing, the proceeds were utilized to repay the outstanding indebtedness of $59.2 million on the 2016 Credit Facility and the outstanding indebtedness of $25.8 million on the DVB 2017 Credit Facility for the remaining five vessels.
Each agreement is for a fixed term of seven years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022, which were issued in May and July 2018.
No securities were repurchased under this program during the period commencing January 1, 2018 and ending on the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2019 and Convertible Notes due 2022 (which were issued in June 2014 and May 2018, respectively) were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $6.0 million and $17.5 million during the three and nine months ended September 30, 2018, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2018, the Company's basic weighted average number of shares was 310,032,639 and 309,291,442, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and nine months ended September 30, 2018, respectively, as the Company incurred net losses.
As of the date hereof, the Convertible Notes due 2019 and Convertible Notes due 2022 are not eligible for conversion.

Amendment of Minimum Interest Coverage Ratio
In September 2018, the Company entered into agreements with certain of its lenders who are party to credit facilities with the Company, to permanently remove the minimum interest coverage ratio financial covenant from the terms of each facility. As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.
As part of these agreements, and for certain of the facilities (as detailed below), the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
2016 Credit Facility	145% through June 30, 2019, 150% thereafter
ABN Credit Facility	145% through June 30, 2019, 150% thereafter
DVB Credit Facility	145% through June 30, 2019, 150% thereafter
Convertible Notes Exchange
In July 2018, the Company exchanged $15.0 million in aggregate principal amount of its Convertible Notes due 2019 for $15.0 million in aggregate principal amount of its Convertible Notes due 2022. The new notes issued in this exchange have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 which were issued in May 2018. This exchange was executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
This transaction was accounted for as an extinguishment of debt and the Company recorded a loss on extinguishment of $0.9 million during the third quarter of 2018 as a result.
The Convertible Notes due 2022 bear interest at a coupon rate of 3.0%, which is payable semi-annually on November 15 and May 15 of each year and carried an initial conversion rate of 250 shares of the Company's common stock per $1,000 principal amount ($4.00 per share). The conversion rate is subject to adjustment from time to time upon the occurrence of certain events (such as the payment of dividends). The conversion rate was adjusted to 252.1317 shares of the Company's common stock per $1,000 principal amount in September 2018 due to the scheduled payment of a quarterly dividend. The Convertible Notes due 2022 mature on May 15, 2022 and are non-redeemable. The remaining terms and conditions are similar to those set forth in the Company's Convertible Notes due 2019.
Conference Call
The Company has scheduled a conference call on October 31, 2018 at 8:00 AM Eastern Daylight Time and 1:00 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: +1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 7996914
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/c8zombh7
Current Liquidity
As of October 30, 2018, the Company had $648.8 million in unrestricted cash and cash equivalents.
Drydock Update
Two of the Company’s 2013 built MR product tankers were drydocked in accordance with their scheduled, class required special survey during the third quarter of 2018.  These vessels were offhire for an aggregate of 42 days and the aggregate drydock cost was $1.5 million.

The Company has two 2014 built MRs that are scheduled for drydock during the remainder of 2018 and estimates that these vessels will be offhire for an aggregate of 40 days with estimated aggregate drydock costs of approximately $2.0 million.
Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding as of June 30, 2018	Drawdowns, (repayments), and exchanges, net	Outstanding as of September 30, 2018	Drawdowns, and (repayments), net	Outstanding as of October 30, 2018
1	K-Sure Credit Facility	$152,345	$(152,345)	$—	$—	$—
2	KEXIM Credit Facility	316,125	(16,825)	299,300	—	299,300
3	Credit Suisse Credit Facility	53,488	(53,488)	—	—	—
4	ABN AMRO Credit Facility	108,868	(6,222)	102,646	(537)	102,109
5	ING Credit Facility	109,844	37,517	147,361	(1,071)	146,290
6	BNP Paribas Credit Facility	40,825	(40,825)	—	—	—
7	Scotiabank Credit Facility	28,860	(28,860)	—	—	—
8	NIBC Credit Facility	33,691	(33,691)	—	—	—
9	$35.7 Million Term Loan Facility	—	35,658	35,658	(808)	34,850
10	2016 Credit Facility	185,457	(126,268)	59,189	(59,189)	—
11	HSH Nordbank Credit Facility	14,620	(14,620)	—	—	—
12	2017 Credit Facility	157,057	(9,659)	147,398	—	147,398
13	DVB 2017 Credit Facility	75,480	(49,680)	25,800	(25,800)	—
14	Credit Agricole Credit Facility	103,579	(2,142)	101,437	—	101,437
15	ABN AMRO/K-Sure Credit Facility	51,456	(964)	50,492	—	50,492
16	Citi/K-Sure Credit Facility	107,858	(2,104)	105,754	—	105,754
17	ABN AMRO/SEB Credit Facility	120,575	(2,875)	117,700	—	117,700
18	Ocean Yield Lease Financing	165,598	(2,651)	162,947	(909)	162,038
19	CMBFL Lease Financing	64,425	(1,227)	63,198	—	63,198
20	BCFL Lease Financing (LR2s)	104,455	(1,822)	102,633	(614)	102,019
21	CSSC Lease Financing	255,180	(4,326)	250,854	(1,442)	249,412
22	BCFL Lease Financing (MRs)	104,130	(2,652)	101,478	(863)	100,615
23	2018 CMB Sale and Leaseback	—	139,071	139,071	—	139,071
24	$116.0 Million Sale and Leaseback	—	114,255	114,255	(512)	113,743

25	AVIC International Sale and Leaseback	—	142,052	142,052	—	142,052
26	China Huarong Shipping Sale and Leaseback	—	140,625	140,625	—	140,625
27	$157.5 Million Sale and Leaseback	—	—	—	155,621	155,621
28	$88.0 Million Sale and Leaseback	—	86,075	86,075	—	86,075
29	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
30	2019 Senior Unsecured Notes	57,500	—	57,500	—	57,500
31	Convertible Notes due 2019	160,000	(15,000)	145,000	—	145,000
32	Convertible Notes due 2022	188,500	15,000	203,500	—	203,500
		$2,813,666	$142,007	$2,955,673	$63,876	$3,019,549

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes principal amounts due under lease financing arrangements:

In millions of U.S. dollars	As of October 30, 2018
Q4 2018 - principal payments made to date (1)	$8.6
Q4 2018 - remaining principal payments	38.7
Q1 2019	62.9
Q2 2019 (2)	103.9
Q3 2019 (3)	208.3
Q4 2019	46.6
2020 and thereafter	2,559.2

$3,028.2

(1)
Excludes the repayment of $85.0 million relating to the refinancing of the existing indebtedness on five product tankers that are part of the $157.5 million sale and leaseback that closed in October 2018.

(2)	Repayments include $57.5 million due upon the maturity of the Company's 2019 Senior Unsecured Notes.

(3)	Repayments include $145.0 million due upon the maturity of the Company's Convertible Notes due 2019.

Explanation of Variances on the Third Quarter of 2018 Financial Results Compared to the Third Quarter of 2017
For the three months ended September 30, 2018, the Company recorded a net loss of $71.7 million compared to a net loss of $36.9 million for the three months ended September 30, 2017. The following were the significant changes between the two periods:

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TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2018 and 2017:

	For the three months ended September 30,
In thousands of U.S. dollars	2018	2017
Vessel revenue	$119,281	$123,119
Voyage expenses	(470)	(1,276)
TCE revenue	$118,811	$121,843

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TCE revenue for the three months ended September 30, 2018 decreased $3.0 million to $118.8 million, from $121.8 million for the three months ended September 30, 2017. This decrease was the result of a reduction in TCE revenue per day, which decreased to $10,519 per day during the three months ended September 30, 2018, from $12,395 per day during the three months ended September 30, 2017. The spot market for product tankers continues to face adverse market conditions as a result of an unfavorable global supply and demand imbalance resulting primarily from weaker global refining margins, a lack of arbitrage opportunities, and the continued absorption of an influx of prior year newbuilding deliveries. This decrease in TCE revenue per day was partially offset by the growth of the Company's fleet to an average of 124.2 operating vessels during the three months ended September 30, 2018 from an average of 108.9 operating vessels during the three months ended September 30, 2017. This fleet growth was the result of the merger with NPTI, which resulted in the delivery of 23 vessels in September 2017, and the delivery of six vessels under the Company's newbuilding program (four vessels during the third and fourth quarters of 2017 and two vessels during the first quarter of 2018.)

•
Vessel operating costs for the three months ended September 30, 2018 increased $10.9 million to $69.3 million, from $58.4 million for the three months ended September 30, 2017. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels for the three months ended September 30, 2018 to 119.0 vessels from 99.3 vessels for the three months ended September 30, 2017. This growth was the result of (i) the merger with NPTI, which resulted in the delivery of 23 vessels in September 2017, and (ii) the delivery of a total of six vessels under the Company's newbuilding program during the third and fourth quarters of 2017 and the first quarter of 2018.

•
Charterhire expense for the three months ended September 30, 2018 decreased $5.1 million to $13.8 million, from $18.9 million for the three months ended September 30, 2017. This decrease was the result of a decrease in the number of time chartered-in vessels during those periods. The Company's time and bareboat chartered-in fleet consisted of an average of 5.2 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended September 30, 2018, and the Company's time and bareboat chartered-in fleet consisted of an average of 9.6 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended September 30, 2017. The average daily base rates on the Company's time chartered-in fleet during the three months ended September 30, 2018 and three months ended September 30, 2017 were $14,254 per vessel per day and $13,718 per vessel per day, respectively. The average daily base rates for the Company's bareboat chartered-in fleet during the three months ended September 30, 2018 and three months ended September 30, 2017 were $7,642 per vessel per day and $7,309 per vessel per day, respectively.

•
Depreciation expense for the three months ended September 30, 2018 increased $8.2 million to $44.6 million, from $36.3 million for the three months ended September 30, 2017. This increase was primarily driven by (i) the delivery of a total of six vessels under the Company's newbuilding program during the third and fourth quarters of 2017 and the first quarter of 2018, and (ii) the delivery of eight LR1 and 15 LR2 vessels acquired from NPTI in September 2017.

•
Financial expenses for the three months ended September 30, 2018 increased $19.2 million to $50.1 million, from $30.9 million for the three months ended September 30, 2017. The increase in financial expenses was primarily a result of (i) increased interest expense incurred as a result of the assumption of $806.4 million of indebtedness as part of the September 2017 closing of the Company's merger with NPTI, (ii) increases in LIBOR rates when compared to the third quarter of 2017, and (iii) the write-off or acceleration of $5.9 million of deferred financing fees during the third quarter of 2018 as a result of the July 2018 $15.0 million convertible notes exchange, the refinancing of the existing indebtedness on 29 vessels during the third quarter of 2018, and the acceleration of the deferred financing fees related to the existing indebtedness on seven vessels that was refinanced in October 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2018	2017	2018	2017
Revenue
Vessel revenue	$119,281	$123,119	$417,521	$364,338

Operating expenses
Vessel operating costs	(69,337)	(58,418)	(209,241)	(156,403)
Voyage expenses	(470)	(1,276)	(4,842)	(4,720)
Charterhire	(13,819)	(18,886)	(48,988)	(57,790)
Depreciation	(44,584)	(36,341)	(132,131)	(97,883)
General and administrative expenses	(12,373)	(12,539)	(39,344)	(36,141)
Gain / (loss) on sale of vessels	—	7	—	(23,345)
Merger transaction related costs	—	(2,285)	(272)	(34,815)
Bargain purchase gain	—	—	—	5,417
Total operating expenses	(140,583)	(129,738)	(434,818)	(405,680)
Operating loss	(21,302)	(6,619)	(17,297)	(41,342)
Other (expense) and income, net
Financial expenses	(50,106)	(30,927)	(138,473)	(77,621)
Loss on exchange of convertible notes	(870)	—	(17,838)	—
Realized loss on derivative financial instruments	—	—	—	(116)
Financial income	820	665	1,550	1,154
Other expenses, net	(251)	(67)	(346)	1,195
Total other expense, net	(50,407)	(30,329)	(155,107)	(75,388)
Net loss	$(71,709)	$(36,948)	$(172,404)	$(116,730)

Loss per share

Basic	$(0.23)	$(0.16)	$(0.56)	$(0.61)
Diluted	$(0.23)	$(0.16)	$(0.56)	$(0.61)
Basic weighted average shares outstanding	310,032,639	232,062,058	309,291,442	192,304,650
Diluted weighted average shares outstanding (1)	310,032,639	232,062,058	309,291,442	192,304,650

(1)
The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2018 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, and the Convertible Notes due 2019 and the Convertible Notes due 2022) were 378,781,784 and 363,998,811 for the three and nine months ended September 30, 2018, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$267,826	$186,462
Accounts receivable	54,862	65,458
Prepaid expenses and other current assets	21,564	17,720
Inventories	8,355	9,713
Total current assets	352,607	279,353
Non-current assets
Vessels and drydock	4,040,438	4,090,094
Vessels under construction	—	55,376
Other assets	63,275	50,684
Goodwill	11,539	11,482
Restricted cash	12,285	11,387
Total non-current assets	4,127,537	4,219,023
Total assets	$4,480,144	$4,498,376
Current liabilities
Current portion of long-term debt	$307,719	$113,036
Finance lease liability	100,089	50,146
Accounts payable	16,779	13,044
Accrued expenses	22,361	32,838
Total current liabilities	446,948	209,064
Non-current liabilities
Long-term debt	1,277,846	1,937,018
Finance lease liability	1,195,982	666,993
Total non-current liabilities	2,473,828	2,604,011
Total liabilities	2,920,776	2,813,075
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	3,838	3,766
Additional paid-in capital	2,329,987	2,283,591
Treasury shares	(443,816)	(443,816)
Accumulated deficit (1)	(330,641)	(158,240)
Total shareholders' equity	1,559,368	1,685,301
Total liabilities and shareholders' equity	$4,480,144	$4,498,376

(1)    Accumulated deficit reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the "modified retrospective method"). We have applied the modified retrospective method upon the date of transition. Accordingly, the cumulative effect of the application of this standard resulted in a $3,888 reduction in the opening balance of Accumulated deficit on January 1, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2018	2017
Operating activities
Net loss	$(172,404)	$(116,730)
Loss on sales of vessels	—	23,345
Depreciation	132,131	97,883
Amortization of restricted stock	19,403	17,480
Amortization of deferred financing fees	8,271	10,369
Write-off of deferred financing fees	12,946	1,497
Bargain purchase gain	—	(5,417)
Share-based transaction costs	—	5,973
Accretion of convertible notes	9,811	9,109
Accretion of fair value measurement on debt assumed from NPTI	2,849	510
Loss on exchange of convertible notes	17,838	—
	30,845	44,019
Changes in assets and liabilities:
Decrease / (increase) in inventories	1,480	(1,761)
Decrease in accounts receivable	10,556	4,230
(Increase) / decrease in prepaid expenses and other current assets	(841)	10,842
Increase in other assets	(1,436)	(18,590)
Increase in accounts payable	3,459	15,222
Decrease in accrued expenses	(9,057)	(14,983)
	4,161	(5,040)
Net cash inflow from operating activities	35,006	38,979
Investing activities
Acquisition of vessels and payments for vessels under construction	(26,057)	(200,735)
Proceeds from disposal of vessels	—	127,372
Net cash paid for the merger with NPTI	—	(23,062)
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)	(12,543)	(2,803)
Net cash outflow from investing activities	(38,600)	(99,228)
Financing activities
Debt repayments	(733,255)	(409,452)
Issuance of debt	850,958	425,890
Debt issuance costs	(21,945)	(12,386)
(Increase) / decrease in restricted cash	(898)	10,762
Gross proceeds from issuance of common stock	—	200,000
Equity issuance costs	(4)	(11,291)
Dividends paid	(9,898)	(6,298)
Redemption of NPTI Redeemable Preferred Shares	—	(39,495)
Net cash inflow from financing activities	84,958	157,730
Increase in cash and cash equivalents	81,364	97,481
Cash and cash equivalents at January 1,	186,462	99,887
Cash and cash equivalents at September 30,	$267,826	$197,368

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2018 and 2017
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$29,254	$37,808	$134,163	$127,844

Average Daily Results
Time charter equivalent per day(2)	$10,519	$12,395	$12,058	$13,289
Vessel operating costs per day(3)	$6,333	$6,393	$6,448	$6,379

LR2
TCE per revenue day (2)	$12,532	$13,234	$13,222	$14,768
Vessel operating costs per day(3)	$6,652	$6,469	$6,650	$6,448
Average number of owned or finance leased vessels	38.0	27.9	38.0	23.9
Average number of time chartered-in vessels	1.6	1.6	1.7	1.3

LR1
TCE per revenue day (2)	$8,335	$11,787	$9,843	$11,588
Vessel operating costs per day(3)	$6,232	$6,525	$6,612	$6,399
Average number of owned or finance leased vessels	12.0	6.6	12.0	2.5
Average number of time chartered-in vessels	—	—	—	0.5

MR
TCE per revenue day (2)	$9,875	$13,041	$12,009	$13,183
Vessel operating costs per day(3)	$6,193	$6,208	$6,319	$6,220
Average number of owned or finance leased vessels	45.0	40.8	44.9	41.4
Average number of time chartered-in vessels	3.6	6.0	5.1	6.9
Average number of bareboat chartered-in vessels	3.0	3.0	3.0	1.8

Handymax
TCE per revenue day (2)	$9,529	$10,062	$11,273	$12,036
Vessel operating costs per day(3)	$6,135	$6,635	$6,282	$6,631
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	—	2.0	0.7	2.1
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	5.8

Fleet data
Average number of owned or finance leased vessels	109.0	89.3	108.9	81.8
Average number of time chartered-in vessels	5.2	9.6	7.5	10.8
Average number of bareboat chartered-in vessels	10.0	10.0	10.0	7.5

Drydock
Drydock, scrubber, and BWTS payments for owned or bareboat-in vessels (in thousands of U.S. dollars)	$10,407	$4,799	$12,543	$5,156

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of October 30, 2018

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (6)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2

96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (7)
	Time or bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(8)
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(8)
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(8)
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(8)
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(8)
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(8)
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(8)
117	Miss Benedetta	2012	47,499	—	SMRP (2)	MR	Time charter	$14,000	16-Mar-19	(9)
118	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(10)
119	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(10)
120	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(10)
121	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,950	06-Jan-19	(11)
122	Densa Crocodile	2015	105,408	—	SLR2P (4)	LR2	Time charter	$14,800	06-Dec-18	(12)

	Total time or bareboat chartered-in DWT		619,367

	Total Fleet DWT		8,502,557

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(9)	In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day. We have an option to extend the charter for an additional year at $14,400 per day.
(10)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(11)	We have an option to extend this charter for an additional year at $15,750 per day.
(12)	In May 2018, we entered into a time charter-in agreement for six months at $14,800 per day. We have an option to extend the charter for an additional six months at $15,350 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2017 and 2018 were as follows:

Date paid	Dividends per share
March 2017	$0.010
June 2017	$0.010
September 2017	$0.010
December 2017	$0.010
March 2018	$0.010
June 2018	$0.010
September 2018	$0.010

On October 30, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 13, 2018 to all shareholders of record as of December 5, 2018 (the record date). As of October 30, 2018, there were 515,893,564 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022 which were issued in May and July 2018.
No securities were repurchased under this program during the period commencing January 1, 2018 through and ending on the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 3.2 years and time or bareboat charters-in 13 product tankers (one LR2 tanker, five MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of time charter equivalent revenue, adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Time charter equivalent revenue is reconciled above in the section entitled 'Explanation of Variances on the Third Quarter of 2018 Financial Results Compared to the Third Quarter of 2017'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended September 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(71,709)	$(0.23)	$(0.23)
Adjustments:
Deferred financing fees write-off	5,911	0.02	0.02
Loss on exchange of convertible notes	870	0.00	0.00
Adjusted net loss	$(64,928)	$(0.21)	$(0.21)

	For the three months ended September 30, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(36,948)	$(0.16)	$(0.16)
Adjustments:
Merger transaction related costs	2,285	0.01	0.01
Deferred financing fees write-off	630	—	—
Gain on sale of vessel	(7)	—	—
Adjusted net loss	$(34,040)	$(0.15)	$(0.15)

	For the nine months ended September 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(172,404)	$(0.56)	(0.56)
Adjustments:
Merger transaction related costs	272	—	—
Deferred financing fees write-off	12,946	0.04	0.04
Loss on exchange of convertible notes	17,838	0.06	0.06
Adjusted net loss	$(141,348)	$(0.46)	$(0.46)

	For the nine months ended September 30, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(116,730)	$(0.61)	$(0.61)
Adjustments:
Deferred financing fees write-off	1,497	0.01	0.01
Merger transaction related costs	34,815	0.18	0.18
Bargain purchase gain	(5,417)	(0.03)	(0.03)
Loss / (gain) on sales of vessels	23,345	0.12	0.12
Adjusted net loss	$(62,490)	$(0.33)	$(0.33)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2018	2017	2018	2017
Net loss	$(71,709)	$(36,948)	$(172,404)	$(116,730)
Financial expenses	50,106	30,927	138,473	77,621
Financial income	(820)	(665)	(1,550)	(1,154)
Depreciation	44,584	36,341	132,131	97,883
Merger transaction related costs	—	2,285	272	34,815
Bargain purchase gain	—	—	—	(5,417)
Amortization of restricted stock	6,223	5,875	19,403	17,481
(Gain) / Loss on sale of vessels	—	(7)	—	23,345
Loss on exchange of convertible notes	870	—	17,838	—
Adjusted EBITDA	$29,254	$37,808	$134,163	$127,844

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616